For Pinnacle and Mid-America Bank	Filed Pursuant to Rule 425
Associates Only	Filing Person: Pinnacle
DO NOT DUPLICATE OR DISTRIBUTE	Financial Partners, Inc.
Subject Company: Mid-America
Bancshares, Inc.
Commission File No. 000-52212
Associate Q & A
Pinnacle/Mid-America Announcement
August 15, 2007
Below are questions and answers addressing many of the issues that are no doubt important to you. The first eight generally apply to both Pinnacle and Mid-America associates, questions 9-18 are primarily focused on issues for Pinnacle associates and questions 19-32 are primarily focused on issues impacting Mid-America associates.
All Associates
1) What is the rationale for combining the two firms?
A.	There are 2 primary reasons to combine our two firms.
1.	The merger should create immediate value as well as significant long-term upside for shareholders, clients and associates of both firms.
For Shareholders:
•	The transaction will be accretive to Pinnacle’s earnings per share in the first 12 months of operation.

•	The potential income synergies are dramatic given that Mid-America is the holding company of PrimeTrust Bank and Bank of the South, which have not yet consolidated operations following Mid-America’s formation in 2006. In most mergers, many synergies exist as a result of combining two operations into one. In this case, Pinnacle has the opportunity to combine three operations into one, thereby eliminating greater operational expenses than normal.

•	In addition to the increased market capitalization, the combined firm is expected to experience increased public float and liquidity for the combined company’s shares.
For Clients:
•	Clients will benefit from an expanded service delivery system and an expanded portfolio of products and services.
>	All clients will benefit from a substantially expanded office distribution system. Most of our 30 combined offices will be some of the most modern and up-to-date offices located in the most attractive trade areas of Middle Tennessee.

>	The combination also substantially increases our capacity to make larger loans and better serve our larger borrowers.

>	PrimeTrust and Bank of the South clients will gain access to a more robust suite of treasury management products, insurance, trust and financial planning services.

For Pinnacle and Mid-America Bank Associates Only
DO NOT DUPLICATE OR DISTRIBUTE
For Associates:
•	All of PrimeTrust and Bank of the South’s non-commissioned paid associates that are retained by Pinnacle will ultimately participate in Pinnacle’s annual and long-term incentive plans, key drivers of the strong teamwork that has led to Pinnacle’s rapid growth and success. During 2008, all of Mid-America’s associates will be on a separate compensation plan to encourage retention and will ultimately migrate to the standard Pinnacle compensation plans in 2009. Most PrimeTrust and Bank of the South associates should be eligible to earn greater total compensation under Pinnacle’s compensation plan than their current cash compensation plans.

•	As Pinnacle did in its recent merger with Cavalry, Pinnacle will attempt to fill many of the new positions in its 2008 growth plan with Mid-America associates. This should minimize the number of associates that will be eliminated.
2.	The combined institution will have a very strong footprint in many of the best markets for financial services in Middle Tennessee.
•	Mid-America currently operates two banks: PrimeTrust and Bank of the South. Both banks’ names and identity will be changed to Pinnacle Financial Partners when a common systems platform is in place (projected as non-simultaneous conversions in January and February of 2008).

•	With nearly $4 billion in assets projected at closing, Pinnacle will be the 2nd largest bank holding company headquartered in Tennessee and have the fourth largest market share in the Nashville-Davidson-Murfreesboro MSA (only behind Regions, SunTrust and Bank of America and ahead of First Tennessee, Fifth Third and US Bank).

•	PrimeTrust locations in Green Hills and Bellevue enhance our already strong position in Davidson county, the MSA’s core county. Additionally, PrimeTrust’s Brentwood, Cool Springs and Franklin locations enhance our position in Williamson County, one of the fastest growing and wealthiest counties in the nation.

•	Bank of the South’s client base in Smyrna and Murfreesboro enhance our number one position in Rutherford county, one of the fastest growing counties in the nation.

•	Wilson, Cheatham and Dickson counties are all high-growth counties, well above the state and national averages. Wilson County has the second highest average household income in Tennessee. This merger gives Pinnacle a number two market share position in both Wilson and Cheatham counties.
2) How will the firm’s leadership be impacted by the merger?
A.	Three Mid-America board members will become directors of Pinnacle’s board. Key Mid-America leadership will have roles at Pinnacle Financial Partners:
•	Gary Scott will be Pinnacle’s area chairman and will retain broad oversight responsibilities for Dickson, Cheatham and part of Williamson counties.

•	David Major will be Pinnacle’s area chairman and will retain broad oversight responsibilities for Wilson County.

For Pinnacle and Mid-America Bank Associates Only
DO NOT DUPLICATE OR DISTRIBUTE
•	Jason West, president and COO of PrimeTrust Bank, will become Pinnacle’s area executive for Dickson, Cheatham and part of Williamson County and a member of Pinnacle’s Leadership Team.

•	Sam Short, president and COO of Bank of the South, will become Pinnacle’s area executive for Wilson County and a member of Pinnacle’s Leadership Team.
(See the attached organization chart.)
3) Will there be any office closures?
A.	Yes. While we will continue to analyze, initial plans are to close three offices. Given the extremely close proximity of locations in Franklin, Smyrna and Murfreesboro, we currently plan to close the following offices:
•	PrimeTrust’s Franklin Office on Highway 96 near Royal Oaks Boulevard

•	Bank of the South’s Office in Smyrna on 69 S. Lowry Street

•	Bank of the South’s Office in Murfreesboro on 802 Memorial Boulevard
In general, office closures are anticipated during the second quarter of 2008. The current teams at the Mid-America branch locations are expected to remain in place after the merger except for the three offices being consolidated. Those associates will have the opportunity to move to nearby Pinnacle offices in order to continue serving their clients.
4) Will we convert Mid-America’s operations to Pinnacle’s systems?
A.	Yes. We will run one integrated operating environment for the entire firm. ITI-Fiserv, Pinnacle’s core banking platform (e.g. deposit and loan systems) will best serve the combined firm’s needs. Consequently, we intend to convert Mid-America’s accounts to that platform.

Mid-America has not yet had the opportunity to consolidate the operations of PrimeTrust and Bank of the South. Of note, they were planning a system conversion for all of their clients in 2007 and ITI-Fiserv was on the “short list” of potential software solutions.

Fortunately, both PrimeTrust and Bank of the South are currently being processed on other Fiserv systems. With all three institutions utilizing products from the same technology provider, the likelihood of a timely and accurate conversion should be improved.
5) Will Mid-America have the same credit discipline Pinnacle has?
A.	Yes.

For Pinnacle and Mid-America Bank Associates Only
DO NOT DUPLICATE OR DISTRIBUTE
Both PrimeTrust and Bank of the South’s credit experience has been exceptional versus any benchmarks. Net charge off comparisons between Mid-America and Pinnacle are listed below as of June 30, 2007:

Net Charge-Offs	Mid-America	PNFP
(as a percentage of total loans)
2002	0.00%	0.05%
2003	0.10%	0.05%
2004	0.03%	0.27%
2005	0.13%	(0.01)%
2006	0.08%	0.05%
Because of Mid-America’s strong commitment to credit quality, we expect the integration of the two credit cultures to be relatively smooth. Undoubtedly, the process of converting to one operating standard will require some changes for PrimeTrust and Bank of the South’s associates. Examples of changes that will be required for PrimeTrust and Bank of the South’s associates include adopting Pinnacle’s signature approval system (i.e., no credit committee), file documentation standards, credit authorization forms, cash flow calculations, loan grading system, etc. These sorts of process changes are required in virtually any merger. Importantly, PrimeTrust and Bank of the South’s lenders should experience no slow down in credit decisions and are likely to experience some improvement.
In general, we will continue Pinnacle’s approach to loan approval, the basic tenets of which are:
•	Signature system (personal accountabilities; no credit committee)

•	Limited individual authorities

•	An ability to get relatively large deals done quickly with local market lenders

•	Additional “credit administration” signature approval on larger deals

•	Speedy response to clients with up to 30 days to finalize credit documentation after the approval
6) How will Mid-America fit into Pinnacle’s organizational structure?
A.	See the attached organization chart.
7)	What does this merger do to the Pinnacle model of hiring only experienced bankers and brokers and focusing on small businesses and their owners?
A.	We are not aware of any other financial institution that has utilized the philosophy of hiring only people with at least 10 years of financial services experience in the local market. Nevertheless, while less formal, both PrimeTrust and Bank of the South have focused primarily on extremely experienced bankers with large client followings. As you know, this is an integral part of Pinnacle’s approach to giving distinctive service and effective advice. Experienced associates are best prepared to deliver on those two promises. This philosophy has also contributed to the fact that the average bank our size has substantially more people per million dollars in assets.

For Pinnacle and Mid-America Bank Associates Only
DO NOT DUPLICATE OR DISTRIBUTE
We continued this approach during the Cavalry merger. No one employed by Cavalry with less than 10 years experience was negatively impacted; however, all new hires now meet the Pinnacle experience criteria. This approach has resulted in improving the associate retention rate in the former Cavalry footprint from 66% to 85% over the last year, and we believe it will ultimately enable us to hit our targeted associate retention rate of 95%. Given its proven success, we will generally want to continue this philosophy going forward for future hiring, but with no impact to any Mid-America associates who do not yet have at least 10 years of experience.
8) How much internal focus will integration require?
A.	This is an extraordinary opportunity to accelerate growth, capabilities and the earnings capacity of the combined firm.

Hugh Queener, who has led a number of integrations larger in scope than this one, will lead an implementation team in the complete planning and execution of this project. He will be naming a cross-functional group of Pinnacle associates to participate on that team.

Hugh will work with Mid-America leadership to select additional team members from Mid-America to participate on the team based on expertise and need.

While this will be a monumental undertaking for our operating staff, it is expected to have only modest impact on our client contact associates, enabling the continued rapid growth of our companies.
Pinnacle Associates
9)	How will this change our 2007-2009 strategic plan and positioning?

A.	Pinnacle is positioned as an urban-community bank, which simply means that we offer the sophisticated products and advice typically available at large regional banks with the hands-on, friendly, personal service typically available at a small community bank.

Pinnacle’s brand consists of two distinguishing impacts on clients:
1. Distinctive service
2. Effective advice
This transaction is not intended to modify either the urban-community bank positioning or the “service and advice” brand that Pinnacle has established.
As you recall, from its inception, one of Pinnacle’s strategies was to focus the firm on small businesses and affluent consumers. Our merger with Cavalry enabled us to broaden our focus to include real estate professionals and all consumers that desire a deep relationship with their bank. Our 2007-2009 plan contemplated a continuation of essentially the same five strategies that we have been executing since we founded the firm in 2000, but with this broader focus including mass market consumers and real estate professionals:
1.	Focus on small businesses, real estate professionals and consumers who desire a deep relationship with their financial institution

For Pinnacle and Mid-America Bank Associates Only
DO NOT DUPLICATE OR DISTRIBUTE
2. Hire and retain Tennessee’s most experienced bankers and brokers
3. Give distinctive service
4. Provide effective financial advice
5. Offer convenient access
Obviously, this merger significantly enhances convenient access, one of our five core strategies.
The subtle modifications that we had already made to our targeted clients are advantageous to us in this transaction since both PrimeTrust and Bank of the South have been active with both mass market consumers and real estate professionals in addition to small businesses and affluent households.
The plan and merger should result in the continued rapid growth of the firm, approximately $500-$600 million in assets each year.
Mid-America is a newly formed holding company for two high-growth, urban-community banks: PrimeTrust Bank and Bank of the South. Bank of the South has primarily focused on the eastern portion of the Nashville MSA (Wilson and Rutherford counties) with a tradition of and commitment to excellent client service. PrimeTrust has been focused primarily on portions of the MSA West of I-65 (Bellevue and Green Hills in Davidson county, as well as Cheatham, Dickson, and Williamson counties) and is very similar to Pinnacle in its targeted market segments. In fact, Entrepreneur Magazine ranked PrimeTrust second on its list of Best Banks for Entrepreneurs in Tennessee.
Like Pinnacle, Mid-America had also planned very rapid growth with approximately $150 million in asset growth each year for their combined organizations (PrimeTrust and Bank of the South). Pinnacle has received much recognition for its rapid growth, being the largest of the 186 banks chartered in the U.S. during 2000. Similarly, PrimeTrust and Bank of the South are the 8th and 10th largest in the U.S. of all banks formed in 2001.
This almost hand-and-glove fit of the distribution systems (see map) and all three institutions’ commitment to and capability to rapidly penetrate these high growth markets should make for a strong strategic integration.
We intend to aggressively market our state-of-the-art treasury management services as well as trust and insurance offerings in these new markets.
10) What does this do to our 2007 BHAG (Big Hairy Audacious Goal)?
A.	This transaction is not expected to close until fourth quarter of 2007 or first quarter of 2008. Pinnacle will incur “one-time” costs associated with this transaction during 2007. Any such costs would be excluded from measurement against the BHAG or any incentive compensation calculations for 2007.

For Pinnacle and Mid-America Bank Associates Only
DO NOT DUPLICATE OR DISTRIBUTE
11)	Will we add any of Mid-America’s products or services to Pinnacle’s offerings?
A.	At this point, Mid-America’s product offerings appear very compatible with those of Pinnacle. In general, existing Pinnacle clients should not expect any major product additions or modifications.
12) Has Mid-America surveyed associate satisfaction? If so, what did it say?
A.	No. Nevertheless, as smaller dynamic banks, associate engagement is clearly high. In fact, PrimeTrust has consistently been a finalist in the Nashville Business Journal’s “Best Place to Work” awards.

While the base pay and incentive compensation plans at all three institutions are different, we are hopeful that our commitment to including everyone in annual cash incentives and equity-based compensation will help continue the high level of engagement that currently exists.

We will continue our commitment to being the best financial services firm and the best place to work in Tennessee. Following integration, we will utilize our work environment survey to ensure a very high level of associate engagement throughout the combined firm.
13)	When will we start including PrimeTrust and Bank of the South’s clients in Pinnacle’s client surveys?
A.	We will begin including PrimeTrust and Bank of the South’s clients in our client surveys shortly after the systems conversions which are currently planned for January (PrimeTrust) and February (Bank of the South) 2008.

We will likely ask PrimeTrust and Bank of the South to conduct service quality surveys of their clients in the fourth quarter of 2007 in order to establish a baseline.
14)	We have been constrained for space in Downtown Nashville as we have grown and expanded. Does this combination provide any relief for additional space?
A.	We will not have the perfect solution to our downtown space requirements until The Pinnacle at Symphony Place is ready for occupancy in 2010. Until that time, we will have to house a number of consolidated operational units in various temporary quarters as we do now at One Nashville Place. We have not yet finalized the space plan for the combined firm.
15)	What are Pinnacle’s plans for adding infrastructure to support this rapid growth in staff?
A.	Our plan currently calls for additional staff in 2008 and 2009 to grow in all aspects of the support infrastructure including Human Resources, Finance, Credit and Compliance as well as all of the operations and technology areas. As part of our analysis of the Mid-America merger we utilized the same metrics in determining the number of associates we would need in each of these areas and have planned accordingly.

For Pinnacle and Mid-America Bank Associates Only
DO NOT DUPLICATE OR DISTRIBUTE
16)	As we get bigger and more spread out, will we have to stop doing some of the things that have become Pinnacle traditions — like the summer picnic or the anniversary party?
A.	No. We have every intention of continuing the fun Pinnacle traditions like the summer picnic and the anniversary party. We remain committed to being the best place to work in Tennessee and consequently, we remain committed to the fun and celebratory environment that we have built since early in our existence. The Gallup Organization has studied workplace friendships and says that those who have friends at work with whom they socialize both in and out of the office, are more engaged than those who don’t. Obviously, the only way to develop those sorts of friendships is to enable associates to spend time together.
17) Will any Pinnacle associates be eliminated due to consolidation?
A.	No.
18) Will this result in any changes in Pinnacle’s compensation, incentive or benefits plans?
A.	The Mid-America merger will have no impact on Pinnacle’s compensation or incentive plans, and the costs associated with this merger will be excluded from any calculations related to incentive pay in 2007 and 2008.

We periodically review our benefit plans (e.g., health insurance, disability plans, etc.) and will include Mid-America in this review which is already under way. It is likely that there may be modest changes to other benefit plans as we seek to find the best solutions possible for the whole firm; however, you should not expect any degradation or major changes to your existing benefit plans.

As always, we will conduct an open enrollment in November, when you will be notified of the coming year’s plan and have an opportunity to select the benefit plans best suited to your needs.
Mid-America Associates
19)	What’s in this for me?
A.	With this merger, Pinnacle is still headquartered in Middle Tennessee and decisions will continue to be made in Middle Tennessee. It gives associates from PrimeTrust and Bank of the South a chance to be a part of a firm that is also a values-driven company with a recognized commitment to distinctive service for clients and an invigorating, engaging work environment for associates. Pinnacle has been recognized by the Nashville Business Journal as the Best Place to Work in Middle Tennessee for the last four years.

Feel free to go to Pinnacle’s website at www.pnfp.com to explore the mission, vision and values of the firm.

For Pinnacle and Mid-America Bank Associates Only
DO NOT DUPLICATE OR DISTRIBUTE
Obviously, Mid-America leadership could have chosen to be a very small part of a large, unwieldy regional bank or a large part of a smaller, high performing Nashville-headquartered company. Mid-America leadership chose the latter.
20)	In addition to the branch closures, what other areas are likely to be impacted?
A.	Mid-America’s operational, technology, finance, human resources and risk management areas will have the most change. All deposit operations, loan operations, credit support and compliance will be consolidated into Pinnacle’s existing infrastructure. Also, the management of human resources and accounting will be consolidated.
21)	When will we know which jobs will be eliminated?
A.	Pinnacle plans to notify, no later than October 31, 2007, any Mid-America associate whose position will be eliminated. It is not anticipated that any positions will be eliminated until after the merger is closed in fourth quarter 2007 or first quarter 2008. In fact, most position eliminations will not occur until systems conversions have taken place and stabilized. Pinnacle currently plans to conduct the PrimeTrust conversion in January of 2008 and the Bank of the South conversion in February.
22)	How many positions will be eliminated?
A.	The number of associates in the current Mid-America workforce that will no longer be needed after the merger and integration is complete is approximately 30-40.

Approximately 90 positions, including 5 currently vacant, will be eliminated. The majority of these positions will be impacted after the systems conversions and operational consolidations planned for the first quarter of 2008. However, this number will be reduced by (1) adding 25-30 new jobs in the operational areas next year; (2) hiring 20-30 impacted Mid-America associates for other new positions already projected for Pinnacle’s 2008 growth; and (3) several retirements occurring at different times in 2008.
23)	What is the process for Mid-America associates to be considered for positions in the combined firm?
A.	Once the target eliminations are communicated, we will have all the new positions defined and allow all displaced associates the opportunity to apply for those jobs. Obviously, any existing associate of Mid-America will be given priority consideration assuming they are qualified for the job in which they are interested.
24)	Will there be severance packages available for those who won’t be staying?
A.	At this time, severance/retention plans have not been finalized. However, 100% of Mid-America associates will be offered retention bonuses. For positions that are eliminated,

For Pinnacle and Mid-America Bank Associates Only
DO NOT DUPLICATE OR DISTRIBUTE
retention bonuses will be generous and will be paid when the position is eliminated. These bonuses will serve as a severance benefit to assist during a job transition period.
Associates whose positions are not eliminated will receive their retention bonus on the one-year anniversary of the merger closing date.
Each associate will receive a communication regarding their specific retention amount no later than September 14.
All of Mid-America’s outstanding stock options and stock appreciation rights will vest as a result of the merger.
25)	How does this affect my healthcare benefits?
A.	A quality benefit program for associates of both institutions is a priority. We know that your healthcare plan is very important to you. There almost certainly will be some changes in the healthcare plan. Your expectation should be that you will continue to have a program that provides access to quality physicians and hospitals at a fair and affordable price for you. At this time we don’t know all the options that may be available in the marketplace with our larger group of associates or the timeframe in which changes will be implemented. We expect to update you at least monthly on decisions such as these in order to keep you informed of any decisions that are being made. More than likely we will consolidate all of our benefit plans during 2008.
26)	What is the difference in the pay at Mid-America and at Pinnacle?
A.	We have not completed a detailed analysis of the two compensation plans, although base salaries appear very comparable.

Your expectation should be that you will have the opportunity to earn at least as much in cash compensation (salary plus bonus) under Pinnacle’s compensation plan as you would have had under Mid-America’s plan.

Nevertheless, some important compensation philosophies will guide any modifications to compensation plans for Mid-America’s associates.
•	All non-commissioned Mid-America associates will ultimately be included in Pinnacle’s annual cash incentive plan. All Mid-America associates will participate in a separate compensation plan based on retention bonuses during 2008 to encourage staying with Pinnacle during the transition and will migrate to Pinnacle’s standard annual cash incentive plan in 2009. For most associates, this should result in increased cash compensation compared to existing pay plans.

•	All associates will be included in Pinnacle’s equity based compensation plan beginning in 2009. In Pinnacle’s first six years, approximately $28 million in value has been created for Pinnacle’s associates as a result of the firm’s stock option plan.

•	Our commitment is to provide a salary administration program built on fairness.

•	The primary focus is to make sure what we pay associates is fair in relationship to job responsibilities, market comparisons and performance (or results).

•	Motivation to achieve superior results comes by linking an associate’s pay to their performance.

For Pinnacle and Mid-America Bank Associates Only
DO NOT DUPLICATE OR DISTRIBUTE
For the most part, given the inclusion of all associates in Pinnacle’s annual cash incentive plan and equity based incentive plan, most associates are expected to have the opportunity for increased total compensation under the Pinnacle plan.
27)	How does Pinnacle’s incentive plan work? When will we change to it?
A.	Pinnacle has worked hard to build a “principle-centered” firm. Three very important values that influence all decisions, but that are particularly important in shaping Pinnacle’s incentive plan are:
•	Results — Pinnacle achieves superior results and outperforms competitors. The firm makes a recognizable difference to their clients and their community. The firm’s associates fulfill their commitments.

•	Partnership — Pinnacle’s associates nurture mutually beneficial relationships characterized by trust, respect and responsibility.

•	Fairness — Associates at Pinnacle treat clients, shareholders, business partners and each other the way they want to be treated. They pursue solutions that are fair to everyone concerned. In short, they do the right thing.
Here’s how the plan works:
•	Every non-commissioned associate is included in the incentive plan.

•	Each associate is assigned to a 10% or 20% tier, which simply means that the target incentive award will be 10% of base pay or 20% of base pay.

•	If the criticized and classified asset to capital ratio for the firm is less than a predetermined target, then all associates who have been rated “meets expectations” are eligible to receive incentive compensation. This ratio is utilized as the best predictor of whether poor loans are being booked that escalate current earnings but that may jeopardize the future earnings of the firm. We simply cannot afford poor loan quality.
>	If the firm hits its predetermined earnings per share (EPS) target, all associates would receive their target award (e.g., 10% of base pay or 20% of base pay)

>	If the firm exceeds the EPS targets, all associates would receive more than their target awards (e.g., 10% tier associates might receive 12%, 20% tier associates might receive 24%, etc.)

>	If the firm falls short of the EPS targets, all associates would receive less than target awards (e.g., 10% tier associates might receive 8%, 20% tier associates might receive 16%, etc.)
This incentive approach creates:
•	Results. Incentives are only paid if the firm achieves the desired results expressed as loan quality and earnings per share.

•	Partnership. There is no arguing about whose client it is. There is no arguing about who should get the “commission.” There is no arguing about who should take the charge-off. Client service specialists (tellers) cannot let clients close accounts and leave which would reduce revenues. Everyone needs to get the fees and service charges collected. No one gets paid unless everyone gets paid.

For Pinnacle and Mid-America Bank Associates Only
DO NOT DUPLICATE OR DISTRIBUTE
•	Fairness. We will only hit the very aggressive performance targets we set for ourselves if everyone gives 100%. Therefore, what could be more fair than including everyone in the incentive payout?
28)	What about my 401(k) plan?
A.	Pinnacle’s associates broadly participate in Pinnacle’s 401(k) plan, which today is structured such that the employer matches 100% of the first 4% contributed by the associate. The employer contribution is matched each pay period and is immediately 100% vested.

Certainly a 401(k) plan will continue to be available to all Mid-America associates following the merger with Pinnacle.

We will update you at least monthly on when your plan is to be merged into Pinnacle’s 401(k). We will merge the plans as soon as is practical following the merger.
29)	Will any of our titles change?
A.	There will be no change to officer titles (e.g. Senior Vice President, Vice President, etc.). From the list below you will see that functional titles will probably change.

Pinnacle had the advantage of starting with a “clean sheet of paper” when the firm was formed in 2000. The founders set out to build a different kind of financial services experience. Consequently, you will find many new and different things as a part of the Pinnacle culture than you might find in a traditional bank. One of those differences is that there is very little emphasis on officer titles. For client contact personnel who are involved in business development, Pinnacle tends to err on the side of granting more senior titles so clients can know they are dealing with decision makers.

Pinnacle places much more emphasis on functional titles than officer titles, and those titles are intended to be descriptive of their client focus. A few examples you will soon encounter include:

Traditional Title	Pinnacle Title
Lender/Loan Officer	Financial Advisor
Relationship Manager	Financial Advisor
CSR	Client Service Specialist
Teller	Service Specialist
Broker	Financial Consultant
Branch Manager	Office Manager
Executive Management	Leadership Team
Mortgage Originator	Home Loan Advisor
30)	Who from Mid-America will be involved in the integration planning?
A.	We will rely primarily on Gary Scott and Jason West from PrimeTrust along with David Major and Sam Short from Bank of the South during the planning stages. Obviously, we must

For Pinnacle and Mid-America Bank Associates Only
DO NOT DUPLICATE OR DISTRIBUTE
involve several other Mid-America associates along with the integration team members from Pinnacle once the execution phase of the process begins.
31)	How do we respond to people in the community who are disappointed that we will no longer be PrimeTrust or Bank of the South?
A.
•	We will still be part of a firm headquartered in Middle Tennessee and one with credit decisions made right here in Middle Tennessee, which is substantially better than being a part of an out-of-state bank with decisions being made elsewhere.

•	The combined company will have a presence in eight key Middle Tennessee counties, including three new to the Pinnacle footprint (Cheatham, Dickson and Wilson). Obviously, Mid-America leadership could have chosen to be a very small part of a large, unwieldy regional bank or a large part of a smaller, high performing Nashville-based company. Mid-America leadership chose the latter.

•	Mid-America leadership has been looking for the right fit that would give Mid-America the desired growth potential for its stock. Pinnacle’s stock, which Mid-America shareholders will now hold, has been one of the highest performing bank stocks in the nation — up over 400% since its initial public offering in 2000. In fact, nearly 30 percent of the combined firm will be owned by Mid-America shareholders.
32)	What will happen to the financial support that PrimeTrust and Bank of the South give our communities?
A. Each year Pinnacle budgets 1% of its pretax profit for community contributions which are pro rated by markets based on asset size. The increased size of our merged Middle Tennessee footprint will mean that our overall contributions here will increase in 2008. Part of the integration process will be to look at what Mid-America is currently doing in community contributions. Pinnacle’s decision process starts with asking financial advisors and other associates to request contributions for causes they are involved in and support. These requests get priority consideration. In our overall giving, Pinnacle supports four major categories:
> Education
> Health & Human Services
> Arts
> Economic Development

PINNACLE ORGANIZATION AFTER MERGER WITH MID-AMERICA BANCSHARES
Red and yellow highlights denote changes due to merger with Mid-America

Additional Information and Where to Find It
     In connection with the proposed merger, Pinnacle Financial Partners, Inc. and Mid-America Bancshares, Inc. will file a joint proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).
     INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, MID-AMERICA AND THE PROPOSED TRANSACTION.
     Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 211 Commerce Street, Suite 300, Nashville, TN 37201, Attention: Investor Relations (615) 744-3710 or Mid-America Bancshares, Inc., 7651 Highway 70, South, Nashville, TN 37221 Attention: Investor Relations (615) 646-4556.
     This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Participants in the Solicitation
     The directors and executive officers of Pinnacle and Mid-America may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information about Pinnacle’s directors and executive officers is contained in the proxy statement filed by Pinnacle with the Securities and Exchange Commission on March 15, 2007, which is available on Pinnacle’s web site (www.pnfp.com) and at the address provided above. Information about Mid-America’s directors and executive officers is contained in the proxy statement filed by Mid-America with the Securities and Exchange Commission on April 2, 2007 which is available on Mid-America’s website (www.mid-americabancsharesinc.com) and at the address provided above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant material to be filed with the Securities and Exchange Commission when they become available. These documents will be available to investors free of charge on the Securities and Exchange Commission’s website at the above address.
Forward-Looking Statements
     All statements, other than statements of historical fact included in this Q&A, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits of the merger to

For Pinnacle and Mid-America Bank Associates Only
DO NOT DUPLICATE OR DISTRIBUTE
Pinnacle and Mid-America, Pinnacle’s and Mid-America’s future financial and operating results and Pinnacle’s and Mid-America’s plans, objectives and intentions. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle or Mid-America to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated, (2) disruption from the merger with customers, suppliers or employee relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk of successful integration of the two companies’ businesses, (5) the failure of Mid-America’s or Pinnacle’s shareholders to approve the merger, (6) the amount of the costs, fees, expenses and charges related to the merger, and (7) the ability to obtain required governmental approvals of the proposed terms of the merger and anticipated schedule. Additional factors which could affect the forward looking statements can be found in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K of both Pinnacle and Mid-America filed with or furnished to the Securities and Exchange Commission and available on the Commission’s website at http://www.sec.gov. Pinnacle and Mid-America disclaim any obligation to update or revise any forward-looking statements contained in this Q&A which speak only as of the date hereof, whether as a result of new information, future events or otherwise.